UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Global Eagle Entertainment Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

37951D 102

(CUSIP Number)

Harry E. Sloan (formerly filed by Global Eagle Acquisition LLC)

1450 2nd Street, Suite 247

Santa Monica, California 90401

(310) 209-7280

Copy to:

Joel L. Rubinstein, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry E. Sloan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,262,527 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 8,262,527 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,262,527 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 5,299,792 shares which may be purchased by exercising warrants and options that are presently exercisable.

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Sagansky
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,767,369 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,767,369 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,767,369 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 1,779,791 shares which may be purchased by exercising warrants and options that are presently exercisable.

This Amendment No. 4 amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on May 23, 2011, as amended on March 4, 2013, April 5, 2013 and January 3, 2014. Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D, as amended to date.

This Amendment No. 4 is being made to reflect the effect of the conversion of 19,118,233 outstanding shares of Non-Voting Common Stock of the Issuer held by an unrelated shareholder into shares of Common Stock and to remove Mr. Sagansky as a reporting person. Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended to date.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover page to this Schedule is incorporated herein by reference.

The percentage beneficial ownership is based on 52,866,867 shares of the Issuer’s Common Stock outstanding as of May 12, 2014 (which excludes 3,053,634 shares held by AIA, the Issuer’s majority owned subsidiary), as adjusted to reflect (a) the shares of Common Stock issuable in each case to Messrs. Sloan or Sagansky upon the exercise of their respective Sponsor Warrants and options that are presently exercisable and (b) the issuance of 19,118,233 shares of Common Stock to an unrelated shareholder on June 17, 2014 upon the conversion of 19,118,233 shares of Non-Voting Common Stock of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) As of June 17, 2014, Mr. Sagansky ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2014

Harry E. Sloan

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact